UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

DISCLOSEABLE TRANSACTION
SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Discloseable Transaction

On 8 January 2001 APT (HK), a wholly owned subsidiary of the Company entered into the Satellite Procurement Agreement with the Contractor, an independent third party not associated with the Directors, chief executive officer and substantial shareholder of the APT Group or any of their associates as defined in the Listing Rules. Details of the Satellite Procurement Agreement were set in a circular dated 6 February 2001.

On 20 September 2002, APT (HK) executed the Term Sheet with the Contractor and Loral Orion who are fellow subsidiaries of the holding company Loral Space and Communications Limited and each of which are independent third parties not associated with the Directors, chief executive officer and substantial shareholder of the Company and any of its subsidiaries or any of their associates as defined in the Listing Rules. The Term Sheet, which provided for the joint acquisition of APSTAR V was formalized in the CondoSat Agreement. The Term Sheet also made amendments to the Satellite Procurement Agreement and details of the same were set out in an announcement dated 20 September 2002 and a circular dated 7 October 2002.

Up to date the Contractor has been unable to obtain the United States government export licenses required for the transfer of title to APSTAR V to APT (HK) as required under the Satellite Procurement Agreement. In order to minimize delay in the launch of APSTAR V, APT (HK) has agreed that title to APSTAR V would be transferred to Loral Orion upon intentional ignition under the Launch Agreement and simultaneously APT (HK) would obtain an irrevocable leasehold interest in the APT Transponders until the End of Life of APSTAR V. This arrangement has been formalized by APT (HK) entering into the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement.

Under the Satellite Procurement Amendment Agreement title of APSTAR V shall be transferred from the Contractor to Loral Orion upon intentional ignition of APSTAR V under the Launch Agreement. United States government export licenses will not be required under the Satellite Transponder Agreement since Loral Orion will lease to APT forty-one and one-half (41 and 1/2) transponders on APSTAR V commencing on transfer of the title of APSTAR V from the Contractor to Loral Orion for the Lease Term. The Satellite Agreement amends the CondoSat Agreement which formalized the terms of the Term Sheet which provided for the joint acquisition of APSTAR V by APT (HK) and Loral Orion. The Satellite Agreement has been entered into to make modifications to the joint acquisition of APSTAR V as required by the arrangements as set out under the Satellite Procurement Amendment Agreement and the Satellite Transponder Agreement.

On 26 August 2003 APT (HK) executed the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement which each make provisions in relation to the Contractor being unable to obtain United States government export licenses for the transfer of title to APSTAR V to APT (HK). The Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement set out the terms and conditions on which the title to APSTAR V will be transferred to Loral Orion upon intentional ignition under the Launch Agreement rather than APT (HK) and simultaneously therewith APT (HK) will have an irrevocable lease for the Lease Term.

SATELLITE PROCUREMENT AMENDMENT AGREEMENT

Details of the Satellite Procurement Amendment Agreement are set out in the following:

Date

26 August 2003

Parties

1.	the Contractor, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules; and

2.	APT (HK), a wholly-owned subsidiary of the Company

Subject matter

Under the Satellite Procurement Agreement the Contractor is to provide to APT (HK) the design, manufacturing, tests and delivery of APSTAR V, a high power satellite based on a FS1300 model satellite with 38 C-band and 16 Ku-band transponders, including ancillary launch and operation support services, data, training and equipment. Full details of the Satellite Procurement Agreement were disclosed under an announcement dated 8 January 2001, a circular dated 6 February 2001 and the same was approved by the shareholders of the Company.

Under the Term Sheet, Loral Orion had agreed to participate in the development of APSTAR V together with APT (HK) on a 50%-50% basis through the taking up of the Loral Orion Transponders and 50% of the Common Elements. Full details of the Term Sheet were disclosed under an announcement dated 20 September 2002 and a circular dated 7 October 2002.

Under the Satellite Procurement Amendment Agreement title to all of APSTAR V will be transferred from the Contractor to Loral Orion rather than APT (HK) as originally set out in the Satellite Procurement Agreement. In consideration for this arrangement, APT (HK) and Loral Orion have entered into the Satellite Transponder Agreement the details of which are set out below.

Under the Satellite Procurement Agreement APT were also to purchase the Ground Equipment. Because of the arrangements set out in the Satellite Procurement Amendment Agreement where title to APSTAR V would pass to Loral Orion rather than APT (HK), APT (HK) and the Contractor have separately entered into the Ground Equipment Contract to provide for the delivery of the Ground Equipment which were originally to be purchased by APT (HK) under the Satellite Procurement Agreement.

THE SATELLITE TRANSPONDER AGREEMENT

Details of the Satellite Transponder Agreement are set out in the following:

Date

26 August 2003

Parties

1.	Loral Orion, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules; and

2.	APT (HK), a wholly-owned subsidiary of the Company

Subject matter

Under the Satellite Transponder Agreement Loral Orion has offered to lease, and APT (HK) has agreed to lease forty-one and one-half (41 and 1/2) transponders (comprising both the APT Transponders and the Remaining Loral Orion Transponders) out of a total of fifty-four (54) transponders on APSTAR V for the Lease Term. APT (HK)’s payments made under the Satellite Procurement Agreement as amended by the Satellite Procurement Amendment Agreement, the Ground Equipment Contract, the Launch Agreement and in respect of launch insurance shall constitute payment of all charges for Loral Orion’s provision of the transponders under the Satellite Transponder Agreement. APT (HK)’s leasehold interest over the Remaining Loral Orion Transponders will terminate in stages over a 5-year period when Loral Orion makes payment for such transponders pursuant to the Satellite Agreement as described below.

Under the Satellite Transponder Agreement APT (HK) has the option to purchase the APT Transponders on the last day of the Lease Term for a sum of US$1.00 subject to United States government export licenses being obtained.

SATELLITE AGREEMENT

Details of the Satellite Agreement are set out in the following:

Date

26 August 2003

Parties

1.	Loral Orion, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules; and

2.	APT (HK), a wholly-owned subsidiary of the Company

Subject Matter

The Satellite Agreement amends the CondoSat Agreement which provided terms and conditions for the joint acquisition of APSTAR V. The CondoSat Agreement formalized the terms of the Term Sheet. Under the Term Sheet and the CondoSat Agreement Loral Orion agreed to participate in the development of APSTAR V together with APT (HK) on a 50%-50% basis through the taking up of the Loral Orion Transponders and 50% of the Common Elements.

The Satellite Agreement has been entered into to reflect the terms of the Satellite Procurement Amendment Agreement and the Satellite Transponder Agreement. Under the CondoSat Agreement, Loral Orion and APT (HK) were each to take title to the Loral Orion Transponders and APT Transponders respectively. However, since the United States government export licenses have not yet been obtained title to all of APSTAR V shall be transferred to Loral Orion upon intentional ignition in accordance with the Satellite Procurement Amendment Agreement.

The Satellite Agreement sets out the relationship whereby Loral Orion will have unencumbered title to the Initial Loral Orion Transponders upon intentional ignition of the Satellite with the remaining transponders on APSTAR V being subject to the leasehold interest of APT (HK) created under the Satellite Transponder Agreement. Under the Satellite Agreement APT (HK) shall release its leasehold interest over the Remaining Loral Orion Transponders so that Loral Orion shall have unencumbered title to the Remaining Loral Orion Transponders in stages over a 5 year period from the in-service date of APSTAR V subject to payment of installments ranging from approximately US$6.8 million to approximately US$18.13 million.

The total costs for the joint acquisition of APSTAR V are still to be approximately US$115 million for each of Loral Orion and APT (HK) as reported in the Company’s announcement and circular dated 20 September 2002 and 7 October 2002 respectively. However, through commercial negotiations between the parties the Loral Orion Transponders total 25 under the Satellite Agreement rather than 27 as set out in the Term Sheet and the CondoSat Agreement. This will result in APT (HK) having an increase from 27 transponders under the Term Sheet and the CondoSat Agreement to 29 transponders under the Satellite Agreement.

ADDITIONAL INFORMATION

Pursuant to a side letter agreement dated 26 August 2003 Loral Orion will continue to pursue the necessary United States government export licenses necessary for the transfer of title to APSTAR V to APT (HK). Upon such export licenses being obtained title to APSTAR V will automatically be assigned and transferred to APT (HK) without any further consideration.

The Contractor has filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code on 15 July 2003. Based on the information available up to the date of this announcement, the Directors have no reason to believe that APSTAR V cannot be delivered as scheduled. However, each of the Satellite Procurement Amendment Agreement, Satellite Transponder Agreement and Satellite Agreement are subject to approval by the United States Bankruptcy Court for the Southern District of New York and the Directors are of the view that such approval will be obtained. The Satellite Procurement Agreement and the CondoSat Agreement are currently still binding on the parties thereto but are subject to the United States Bankruptcy Code and based on information available up to the date of this announcement the Directors are of the view that the parties to the Satellite Procurement Agreement and the CondoSat Agreement will continue to perform their respective obligations under the same.

It was reported in the 2002 Annual Report of the Company that delivery of APSTAR V was expected to be in July 2003. At present APSTAR V is ready for delivery to the Launch Contractor. Final United States licenses for the launch of APSTAR V are currently being obtained for launch by the Launch Contractor in November 2003.

REASONS FOR ENTERING INTO THE SATELLITE PROCUREMENT AMENDMENT AGREEMENT, THE SATELLITE TRANSPONDER AGREEMENT AND THE SATELLITE AGREEMENT

The entering into of the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement will allow for APSTAR V to be put into commercial operation without the need to obtain United States government export licenses because APT (HK) will obtain an irrevocable leasehold interest in the APT Transponders under the Satellite Transponder Agreement. The Directors consider that entering into the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement will allow for the timely replacement of APSTAR I so that satellite transponder services of the Group can be enhanced. The Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement will not adversely impact the business and future plans of the Group since the leasehold interests under the Satellite Transponder Agreement will allow APT (HK) to carry on its business in a normal fashion and without impact on the lease of the APT Transponders by the Group to third parties.

GENERAL

The Company and its subsidiaries are engaged in the provision of satellite transponder services for the international and Asia-Pacific broadcasting and telecommunications sectors. APSTAR V will be used for broadcasting services including satellite television broadcasting, and telecommunications services including very small aperture terminal services, Internet applications and voice and data transmissions under the fixed telecommunication network services licenses.

INFORMATION TO SHAREHOLDERS

The transactions set out in the agreements described in this announcement constitute a discloseable transaction of the Company under the Listing Rules. A circular setting out details of all of the transactions described above will be despatched to shareholders as soon as practicable.

Expressions used in this Announcement

Expression	Meaning

“APSTAR V”	a new satellite based on a FS1300 model satellite with 38 C-band and 16 Ku-band transponders to be constructed pursuant to the Satellite Procurement Agreement

“APT Group”	the Company, together with its subsidiaries and affiliates

“APT Transponders”	all of the transponders on APSTAR V except for the Loral Orion Transponders

“APT (HK)”	APT Satellite Company Limited, a limited liability company incorporated in Hong Kong with a principal place of business in Hong Kong

“Common Elements”	elements on APSTAR V that are common to and or shared by the Loral Orion Transponders and the APT Transponders and support the operation of such transponders

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability

Expression	Meaning

“CondoSat Agreement”	means the agreement dated 10 December 2002 and entered into between APT (HK) and Loral Orion for the joint acquisition of APSTAR V which formalized terms set out in the Term Sheet;

“Contractor”	Space Systems/Loral, Inc., a corporation organized and existing under the laws of the State of Delaware, U.S.A. with its principle place of business in California, U.S.A.

“Directors”	the directors of the Company

“End of Life”	the date on which the actual orbital maneuver life of a satellite is permanently terminated

“Ground Equipment”	means the equipment to be provided by the Contractor to APT (HK) under the Ground Equipment Contract including a dynamic spacecraft simulator and telemetry, tracking and control, data processing and baseband systems

“Ground Equipment Contract”	the agreement dated 26 August 2003 entered into between APT (HK) and the Contractor which sets out the terms of purchase by APT (HK) of the Ground Equipment which were originally to be purchased by APT (HK) under the Satellite Procurement Agreement

“Initial Loral Orion Transponders”	the 6 standard C-band transponders, 2.5 extended C-band transponders and 4 Ku-band transponders to be taken up by Loral Orion by payment of approximately US$57.5 million directly to the Contractor

“Launch Contractor”	Sea Launch Limited Partnership, an exempt limited partnership organized under the laws of the Cayman Islands and acting through its general partner, Sea Launch Company, LLC, a United States of America limited liability company organized under the laws of the State of Delaware

“Launch Agreement”	the agreement dated 20 December 2002 entered into between APT (HK), the Contractor and the Launch Contractor whereby the Launch Contractor will provide launch services for the launching of APSTAR V during the 3-month launch window period from 15 August 2003 until 15 November 2003 on launch vehicle Zenit 3SL as amended on 25 August 2003 to take into account the transfer of title of APSTAR V from the Contractor to Loral Orion as set out in the Satellite Procurement Amendment Agreement

Expression	Meaning

“Lease Term”	the period commencing upon transfer of title to the Satellite from the Contractor to Loral Orion pursuant to the Satellite Procurement Agreement as amended by the Satellite Procurement Amendment Agreement and continuing thereafter until the End of Life of APSTAR V

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“Loral Orion”	Loral Orion, Inc., a corporation organized and existing under the laws of the State of Delaware, United States of America with its principle place of business in New Jersey, United States of America.

“Loral Orion Transponders”	the 12 standard frequency C-band transponders, 6 extended frequency C-Band transponders, and 7 Ku-band transponders of APSTAR V

“Remaining Loral Orion Transponders”	the 6 standard C-band transponders, 3.5 extended C-band transponders and 3 Ku-band transponders to be taken up by Loral Orion by the payment to APT (HK) of installments ranging from approximately US$6.8 million to approximately US$18.13 million for an aggregate payment of approximately US$57.5 million over a period of 5 years from the in-service date of APSTAR V

“Satellite Agreement”	the agreement dated 26 August 2003 entered into between APT (HK) and Loral Orion amending the CondoSat Agreement for the joint-acquisition of APSTAR V;

“Satellite Procurement Agreement”	the agreement dated 8 January 2001 for the procurement of the design, manufacturing, tests and delivery of APSTAR V which was approved by shareholders of the Company

“Satellite Transponder Agreement”	the agreement dated 26 August 2003 entered into between APT (HK) and Loral Orion for the lease of the APT Transponders

“Term Sheet”	the binding term sheet executed on 20 September 2002 which sets out the terms and conditions upon which Loral Orion has agreed to participate in the development of APSTAR V together with APT (HK) on a 50%-50% basis through the taking up of the Loral Orion Transponders and 50% of the Common Elements and which makes amendments to the Satellite Procurement Agreement

“US$”	United States dollars

By Order of the Board Lo Kin Hang, Brian Company Secretary

Hong Kong, 28 August 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date:  September 2, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin Chen Zhaobin Executive Director and President